Exhibit 99.2

Lufax Announces Appointment of Chief Financial Officer

SHANGHAI, October 16, 2026 /PRNewswire/ — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced that it has appointed Ms. Jia Liu as the Chief Financial Officer of the Company, with effect from October 16, 2026.

The biographical details of Ms. Liu are set out below.

Ms. Liu, aged 42, has extensive experience in audit, banking and financial management of listed financial technology companies, and is familiar with comprehensive financial management, strategy implementation and capital operations.

Since February 2020, Ms. Liu has successively served as the chief capital operation officer and the chief financial officer of CITIC aiBank Corporation Limited (“CITIC aiBank”). During her tenure at CITIC aiBank, Ms. Liu has been responsible for overseeing the formulation of the bank’s overall strategy, asset and liability management and financial analysis, and completed a number of equity financings and debt financings. Prior to that, from December 2014 to December 2019, Ms. Liu successively served as the financial controller, the vice president of finance, the co-chief financial officer and the chief financial officer of Yiren Digital Ltd., where she led the capital market projects, managed the finance team and developed cooperation with financial institutions. From May 2005 to December 2014, Ms. Liu served as a senior manager in the financial services department of Beijing office of PricewaterhouseCoopers for six years and an audit manager in the banking and capital markets department of New York office of PricewaterhouseCoopers for three years, where she was responsible for specialised advisory and audit engagements for a number of financial institutions.

Ms. Liu obtained a bachelor’s degree in finance from Minzu University of China in July 2005 and a master’s degree in finance from the University of Rochester in June 2013. Ms. Liu is qualified as both a Certified Public Accountant in the People’s Republic of China and a Certified Public Accountant in the United States.

The Company would like to warmly welcome Ms. Liu on her new appointment.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. The Company offers financing products designed principally to address the needs of small business owners and others. In doing so, the Company has established relationships with over 85 financial institutions in China as funding partners, many of which have worked with the Company for over three years.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com